UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 8, 2024

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Legal Matter: Request for Negotiation under the Bilateral Investment Treaty between the United States and Jamaica

On February 8, 2024 Music Licensing, Inc. (“the Company”), represented by its legal team, initiated a dialogue with the Jamaican government under the provisions of the Bilateral Investment Treaty (BIT) between the United States and Jamaica. The purpose of this engagement is to address issues arising from challenges faced by the Company in its investments in the Jamaican Stock Exchange.

The Company, a United States-based entity, has been an active foreign investor in Jamaica’s music and entertainment sector. However, it has encountered significant challenges attributable to governmental actions and omissions in Jamaica, resulting in substantial monetary damages to its investments. These challenges include arbitrary changes in regulatory frameworks, lack of enforcement of existing regulations, and direct interference in business operations.

The Company believes these actions contravene the commitments Jamaica has made under the United States and Jamaica BIT, specifically regarding the fair and equitable treatment of foreign investments and the obligation to provide full protection and security.

As a result of these challenges, the Company seeks to initiate consultations and negotiations with the Jamaican government to reach an amicable resolution, as outlined in Article VI of the United States and Jamaica BIT. The Company is prepared to provide further details on its claims, including evidence of damages incurred, and is open to discussing proposals from the Jamaican government to address its concerns.

The outcome of these negotiations may have a material impact on the Company’s financial condition and results of operations. Any resolution reached could affect the Company’s future investments and operations in Jamaica.

The Company is committed to resolving this matter in a manner that is fair and equitable for both parties, in accordance with the principles established by the United States-Jamaica BIT.

The Company will provide updates on significant developments related to this legal matter as they occur.

Exhibits :

**	ITEM 9.01 Exhibits.**

**	(a) Exhibits**

Exhibit 3J -	Request for Negotiation under the Bilateral Investment Treaty between the United States and Jamaica

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	February 8, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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